Exhibit 12

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Ratio of Earnings to Fixed Charges

Earnings:              1996         1997         1998        1999        2000
Income before income taxes and
extraordinary (loss) and
change in accounting  $ 85,793    $107,646    $134,293   $162,750   $ 230,966
Homebuilding
   Interest expense     24,646      29,746      36,052     40,378      46,777
   Rent expense            151         193         293        425         639
Amortization               705         667         610        618         635
Collateralized mortgage financing:
   Interest expense        300         233         184        119          39
                     $ 111,595  $  138,485    $171,432   $204,290    $279,056


Fixed charges:
Homebuilding:
   Interest incurred: $ 27,695   $  35,242   $  38,331   $ 51,396    $ 60,236
   Rent expense            151         193         293        425         639
Amortization               705         667         610        618         635
Collateralized mortgage financing:
   Interest incurred       300         233         184        119          39
                      $ 28,851   $  36,335   $  39,418   $ 52,558    $ 61,549
                          3.87        3.81        4.35       3.89        4.53
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Ratio, including collateralized mortgage financing (1)

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary loss and change in accounting plus interest expense and fixed charges except interest incurred. Fixed charges consist of interest incurred (whether expensed or capitalized), the portion of rent expense that is representative of the interest factor, and amortization of debt discount and issuance costs.